UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2022

(Date of Report: Date of earliest event reported)

Middlefield Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio

(State or other jurisdiction of incorporation)

001-36613

(Commission File Number)

34-1585111

(I.R.S. Employer Identification Number)

15985 East High Street

Middlefield, Ohio 44062

(Address of principal executive offices, including zip code)

(440) 632-1666

(Registrant’s telephone number, including area code)

(not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MBCN	The NASDAQ Stock Market, LLC (NASDAQ Capital Market)

Item 8.01.	Other Events

On May 26, 2022, Middlefield Banc Corp. (the “Company”), the holding company of The Middlefield Banking Company, and Liberty Bancshares, Inc. (“Liberty”), the holding company of Liberty National Bank, issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of May 26, 2022, by and among the Company, Liberty, and MBCN Merger Subsidiary, LLC (“Merger Sub”), a wholly owned subsidiary of the Company, pursuant to which, upon the terms and subject to the conditions set forth therein, Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger. A copy of the press release, as well as a copy of the accompanying investor presentation, are furnished as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and incorporated herein by reference.

Information about the Merger and Where to Find It

In connection with the proposed Merger, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company’s common stock that will be issued to Liberty shareholders in connection with the Merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed Merger, which will be sent to the shareholders of Liberty and the Company seeking their approval of the proposed Merger.

SHAREHOLDERS OF LIBERTY, COMPANY SHAREHOLDERS, AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LIBERTY, THE MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE MERGER, AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.middlefieldbank.com or may be obtained from the Company by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Liberty shareholders and Company shareholders with respect to the Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on April 5, 2022. Information regarding the directors and executive officers of Liberty, which is a private company, and other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Form S-4 Registration Statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Liberty and Liberty National Bank in accordance with expectations; deviations from performance expectations related to Liberty and Liberty National Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or Liberty or on the Company or Liberty’s behalf. The Company and Liberty disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Additional factors which could affect future results of the Company can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at https://www.sec.gov.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits. The following are furnished as exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	Joint Press Release of Middlefield Banc Corp. and Liberty Bancshares, Inc. dated May 26, 2022

99.2	Investor Presentation of Middlefield Banc Corp. dated May 26, 2022

104	Cover Page Interactive File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDDLEFIELD BANC CORP.

Date: May 26, 2022	/s/ James R. Heslop, II
President and CEO

Exhibit 99.1

15985 East High Street P. O. Box 35 Middlefield, Ohio 44062 Phone: (440) 632-1666 Fax: (440) 632-1700 www.middlefieldbank.bank	118 South Main Street P.O. Box 135, Ada, Ohio, 45810 Phone: (419) 634-5015 Fax: (419) 634-0335 https://myliberty.bank/

PRESS RELEASE

Contacts for Middlefield
Company Contact:	Investor and Media Contact:	Liberty Contact:
James R. Heslop, II President & CEO Middlefield Banc Corp. (440) 632-1666 Ext. 3219 JHeslop@middlefieldbank.com	Andrew M. Berger Managing Director SM Berger & Company, Inc. (216) 464-6400 andrew@smberger.com	Ronald L. Zimmerly, Jr., President & CEO Liberty Bancshares, Inc. (419) 673-1217 rzimmerly@myliberty.bank

Middlefield Banc Corp. and Liberty Bancshares, Inc. Announce Merger

Increases Middlefield’s asset base approximately 33% to $1.8 billion

Expected to be accretive to earnings per share in year one

Earn back of tangible book value dilution in approximately three years

MIDDLEFIELD, Ohio, and ADA, Ohio – May 26, 2022 ◆◆◆◆ Middlefield Banc Corp. (“Middlefield”, or the “Company”) (NASDAQ: MBCN), the bank holding company for The Middlefield Banking Company, and Liberty Bancshares, Inc. (OTC Markets: LBSI) (“Liberty”), the holding company for Liberty National Bank, jointly announced today that they have entered into an Agreement and Plan of Reorganization (the “Agreement”).

Pursuant to the Agreement, each shareholder of Liberty will receive 2.752 shares of Middlefield’s common stock. Based on Middlefield’s closing share price of $24.95 on May 25, 2022, the transaction is valued at approximately $64.4 million. The merger is expected to qualify as a tax-free reorganization for Liberty’s shareholders, and Liberty’s shareholders will own approximately 31% of the combined company upon completion of the transaction. The transaction has been approved by the Boards of Directors of both Middlefield and Liberty. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of both Middlefield’s shareholders and Liberty’s shareholders. The transaction is expected to be completed during the fourth quarter of 2022.

“We are excited to announce our combination with Liberty Bancshares, which complements our growth in the Central Ohio market, and expands our footprint to the compelling Northwest Ohio market,” stated James R. Heslop, II, President and CEO of Middlefield. “Once the transaction is completed, we expect to benefit as a larger bank with total assets of approximately $1.8 billion, strong earnings accretion, and a robust footprint around two of Ohio’s largest and fastest growing markets. We believe this is a compelling transaction that generates meaningful earnings per share accretion, has a minimal tangible book value dilution and manageable earn-back period. We look forward to a prosperous partnership with Liberty and creating value for our combined customers, team members, communities, and shareholders.”

Ronald L. Zimmerly, Jr., Liberty’s President and CEO, stated, “We are thrilled to join The Middlefield Banking Company, an organization that shares a common philosophy focused on supporting customers, employees, and communities. I am excited by the future we are creating together.”

Mr. Zimmerly will assume the role of President of The Middlefield Banking Company. In addition, Mr. Zimmerly will become President of Middlefield Banc Corp. assuming Middlefield shareholders approve amendments to the Company’s Regulations that separate the positions of President and CEO.

Pursuant to the Agreement, Middlefield will add three new members to its Board of Directors including Mr. Zimmerly, Mark R. Watkins, Liberty’s Chairman of the Board, and Spencer T. Cohn, a representative of Castle Creek Capital, Liberty’s largest shareholder. Simultaneously upon entering into the Agreement, Middlefield also entered into voting agreements with Liberty’s directors and Castle Creek Capital, in which they agree to vote the Liberty common stock they own in favor of the Agreement. Collectively these parties represent approximately 15.9% of Liberty’s voting common shares. At closing, Castle Creek Capital will own approximately 7% of the pro forma company. Liberty also entered into voting agreements with Middlefield’s directors in which they agree to vote the Middlefield common stock they own in favor of the Agreement.

Spencer T. Cohn stated “Castle Creek believes that the combined Company represents a strong long-term investment, and the transaction will benefit the shareholders of both Middlefield and Liberty. We look forward to having a voice on the board and representing the best interest of all shareholders.”

“We are excited to partner with Castle Creek as a sophisticated and experienced investor that specializes in community banks,” stated Mr. Heslop. “We believe their support of the transaction validates the investment merits of the business combination and we look forward to working collaboratively with them in the future.”

Upon completion of the transaction, the combined Company will have approximately $1.8 billion in total assets, approximately $1.3 billion in total loans, and approximately $1.5 billion in total deposits. The Company will operate a total of 22 full-service banking centers across a 12-county operating footprint. Middlefield’s branch network will further expand in the Central and Northwest Ohio region by adding Liberty’s six branches located in the communities of Ada, Bellefontaine, Kenton, Marysville, and Westerville, Ohio. Middlefield also currently operates a loan production office in Mentor located in Lake County.

Middlefield expects the transaction to be accretive to earnings in year one and to earn back the tangible book value dilution created from the transaction in approximately three years. After completion of the transaction, Middlefield anticipates it will remain well-capitalized. Liberty anticipates that its shareholders will benefit from double-digit earnings and dividend accretion as a result of the transaction.

Keefe, Bruyette & Woods, a Stifel Company, is serving as financial advisor to Middlefield Banc Corp. and Grady & Associates is serving as legal counsel to Middlefield on the transaction. Raymond James & Associates, Inc. is serving as financial advisor to Liberty Bancshares, Inc. and Vorys, Sater, Seymour and Pease LLP is serving as legal counsel to Liberty on the transaction.

About Middlefield Banc Corp.

Middlefield Banc Corp., headquartered in Middlefield, Ohio, is the bank holding company of The Middlefield Banking Company with total assets of $1.32 billion at March 31, 2022. The bank operates 16 full-service banking centers and an LPL Financial® brokerage office serving Beachwood, Chardon, Cortland, Dublin, Garrettsville, Mantua, Middlefield, Newbury, Orwell, Plain City, Powell, Solon, Sunbury, Twinsburg, and Westerville. The Bank also operates a Loan Production Office in Mentor, Ohio.

Additional information is available at www.middlefieldbank.bank

About Liberty Bancshares, Inc.

Liberty Bancshares, Inc. is a registered Ohio bank holding company and the parent of Liberty National Bank which operates six offices in Central and Northwest Ohio. The administrative office for Liberty Bancshares, Inc. is located at 118 South Main Street, Ada, Ohio 45810. Liberty National Bank is headquartered at 100 East Franklin Street, Kenton, Ohio 43326.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Middlefield’s and Liberty’s current expectations regarding each company’s business strategies and intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Middlefield’s and Liberty’s control. Numerous uncertainties, risks, and changes could cause or contribute to Middlefield’s or Liberty’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals, shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Middlefield’s and Liberty’s failure to integrate Liberty and Liberty National Bank with Middlefield and The Middlefield Banking Company in accordance with expectations; deviations from performance expectations related to Liberty and Liberty National Bank; diversion of management’s attention on the proposed transaction; general economic conditions in markets where Middlefield and Liberty conduct business, which could materially impact credit quality trends; effects of the COVID-19 pandemic on the local, national, and international economy, Middlefield’s or Liberty’s organization and employees, and Middlefield’s and Liberty’s customers and suppliers and their business operations and financial condition; disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to COVID-19 and governmental responses, including financial stimulus packages; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Middlefield and Liberty conduct business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product offerings by competitors and price pressures; and other factors disclosed periodically in Middlefield’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Middlefield, Liberty or on Middlefield’s or Liberty’s behalf, respectively. Forward-looking statements speak only as of the date made, and neither Middlefield nor Liberty assumes any duty and does not undertake to update forward-looking statements.

Middlefield and Liberty provide further detail regarding these risks and uncertainties in their respective latest Annual Reports, including in the risk factors section of Middlefield’s latest Annual Report on Form 10-K, as well as in subsequent SEC filings, available on the SEC’s website at www.sec.gov.

Other Information

In connection with the proposed reorganization, Middlefield will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement and a prospectus, as well as other relevant documents concerning the proposed transaction.

Middlefield Banc Corp. shareholders, Liberty Bancshares, Inc. shareholders, and other investors are urged to read carefully the proxy statement/prospectus to be included in the Form S-4 registration statement, because the proxy statement/prospectus will contain important information about Middlefield Banc Corp., Liberty Bancshares, Inc., the proposed merger, the persons soliciting proxies for the proposed merger, their interests in the proposed merger, and related matters.

The respective directors and executive officers of Middlefield and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Liberty shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Middlefield is available in its proxy statement filed with the SEC on April 5, 2022. Information about Liberty Bancshares, Inc. and its executive officers is available on Liberty’s website at www.myliberty.bank. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Form S-4 Registration Statement and other relevant materials to be filed with the SEC.

Investors and security holders will be able to obtain free copies of the Form S-4 Registration Statement (when available) and other documents filed with the SEC by Middlefield Banc Corp. through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Middlefield Banc Corp. are available free of charge on Middlefield’s website at www.middlefieldbank.bank.

Exhibit 99.2 Middlefield Banc Corp. Merger with Liberty Bancshares, Inc. May 26, 2022 (Nasdaq: MBCN)

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 concerning Middlefield Banc Corp.’s plans, strategies, objectives, expectations, intentions, financial condition and results of operations. These forward- looking statements reflect management’s current views and intentions and are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the actual results to differ materially from those contemplated by the statements. The significant risks and uncertainties related to Middlefield Banc Corp. of which management is aware are discussed in detail in the periodic reports that Middlefield Banc Corp. files with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” section of its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q. Investors are urged to review Middlefield Banc Corp.’s periodic reports, which are available at no charge through the SEC’s website at www.sec.gov and through Middlefield Banc Corp.’s website at www.middlefieldbank.bank on the “Investor Relations” page. Middlefield Banc Corp. assumes no obligation to update any of these forward- looking statements to reflect a change in its views or events or circumstances that occur after the date of this presentation. www.middlefieldbank.bank 2

Strategic Rationale

Liberty Business Model is a Strong Cultural Fit	▪ Experienced Ohio management team with deep roots in the market ▪ Shared banking approach and client centric cultures ▪ Strong organic growth: 9% deposit and 7% loan CAGR since 2016 with strong asset quality[1]
Solidifies Our Presence in Attractive Ohio Markets	▪ Enhances our presence in Columbus and surrounding markets ▪ Opportunity to meaningfully enter Hardin and Logan Counties where LBSI has the #1 and #3 deposit market share, respectively ▪ The combined company will be the 11th largest community bank in the state of Ohio by deposit market share[2]
Our Emphasis on Continuity	▪ Mr. Ron Zimmerly will assume the role of President of Middlefield Banc Corp.[3] and The Middlefield Banking Company ▪ Liberty leadership and key individuals will continue with the combined Company ▪ Castle Creek Capital, a Liberty shareholder, will own approximately 7% of the pro forma Company ▪ Mr. Zimmerly, Mr. Mark Watkins (Chairman of LBSI), and Spencer Cohn (a Castle Creek Capital representative), to join the Board of Directors
Liberty has an Attractive Deposit Franchise	▪ Core deposits are ~97% of total deposits[4] ▪ ~40% non-interest bearing deposits to total deposits ▪ Low cost of deposits, 14bps
Financially Attractive Combination	▪ Conservatively modeled transaction ▪ Acquisition of LBSI adds $437 million of assets, a ~33% increase ▪ Strong projected earnings accretion (9.5% in 2023, on a fully phased-in basis) ▪ Minimal TBV dilution and an earnback period of approximately 3 years

Source: S&P Global Market Intelligence
Note: Deposit market share data as of 6/30/21 per S&P Global Market intelligence; Data pro forma for pending or recently completed acquisitions
(1) CAGR as of the quarter ended 3/31/22
(2) Deposit market share ranking based on Ohio headquartered banks with less than $10 billion in assets
(3) MBCN shareholders must approve amendments to the company's Regulations that separate the positions of President and CEO
(4) Data per bank level regulatory filings for the quarter ended 3/31/22

3

Liberty Bancshares, Inc. Overview Company Overview Franchise Overview § About Liberty: Cleveland ‒ Founded in 1893 90 80 ‒ Management team with deep ties in Ohio ‒ Delivers a full array of banking and financial services 76 through six branch locations in the communities of Ada, Ada Bellefontaine, Kenton, Marysville, and Westerville, Ohio 71 Bellefontaine Columbus 75 70 2022Q1 Financial Highlights 77 Total Assets Total Loans $437.3mm $296.6mm MBCN (16) Total Deposits Tangible Common Equity $378.8mm $53.9mm LBSI (6) Loans / Deposits Reserves / Loans 78.1% 1.53% Deposit Market Share County Rank Branches Deposits (mm) Market Share ROAA PTPP ROAA Hardin 1 2 $225 45% 0.85% 1.04% Logan 3 2 $117 13% Union 7 1 $25 2% Net Interest Margin Efficiency Ratio Franklin 32 1 $6 0% 3.36% 70.5% Total: 6 $373 Source: S&P Global Market Intelligence; Deposit Market Share data as of 6/30/21; Data pro forma for pending or recently completed acquisitions 4

Complementary and Efficient Franchises with Strong Performance LTM ROAA LTM Efficiency Ratio LTM Net Interest Margin 1.35% 3.81% 3.79% 65.3% 1.03% 57.7% Source: S&P Global Market Intelligence 5

Well-Funded Loan Origination Engine Loan Growth Disciplined Underwriting Standards $ millions NPAs / Loans + OREO NCOs / Avg. Loans $297 0.90% $207 0.35% 0.29% (0.01%) 2016YE 2022Q1 2016YE 2022Q1 Deposit Growth High Quality Deposit Base $ millions Non-Interest Bearing Deposits / Total Deposits $379 40.3% $241 24.8% 2016YE 2022Q1 2016YE 2022Q1 Source: S&P Global Market Intelligence 6

Well Diversified Pro Forma Loan and Deposit Composition Pro Forma Commercial Commercial & Industrial Commercial & Industrial R.E. 13.5% Commercial & Industrial 12.8% 47.5% 10.4% Consumer & Other Consumer & Other 11.7% Commercial Consumer & Other 9.9% R.E. 4.1% Commercial R.E. $977.7mm Construction $296.6mm $1.3bn 56.9% Construction 44.7% 5.1% 7.2% Construction 14.2% Residential Residential R.E. Residential R.E. 25.0% R.E. 22.5% 14.3% Yield on Loans: 4.53% Yield on Loans: 4.59% Yield on Loans: 4.54% MMDA & Other Savings MMDA & Other Savings MMDA & Other Savings 40.3% 38.8% 45.0% Time Deposits Time Deposits Time Deposits 16.0% 16.4% 14.7% $1.2bn $378.8mm $1.5bn NOW & Other NOW & Other Trans. Accts Demand Deposits Trans. Accts Demand Deposits Demand Deposits 13.9% 31.0% 10.5% 33.2% 40.3% Cost of Deposits: 0.25% Cost of Deposits: 0.14% Cost of Deposits: 0.22% Source: S&P Global Market Intelligence; Data for the quarter ended 3/31/22; Excludes purchase accounting adjustments 7 Deposit Mix Loan Mix

Summary of Terms § 2.752 shares of MBCN common stock for each LBSI share Transaction Overview § Acquisition of 100% of the common stock of Liberty Bancshares, Inc. (1) § Aggregate Transaction Value : $64.4 million or $68.66 per LBSI share Consideration § Stock Consideration: 2.6 million shares of MBCN common stock Structure § Outstanding Liberty Bancshares, Inc. warrants to be exercised for stock Pro Forma § 69% MBCN / 31% LBSI Ownership § Price / Tangible Book Value: 1.15x Transaction (1) Multiples § Price / LTM EPS: 13.5x (2) § Ron Zimmerly to become President of Middlefield Banc Corp. and The Middlefield Banking Company Management and § Mr. Zimmerly, Mr. Mark Watkins (Chairman of LBSI), and Spencer Cohn (a Castle Creek Capital representative), to join Board of Directors the Board of Directors § Middlefield Banc Corp. shareholder approval Required § Liberty Bancshares, Inc. shareholder approval Approvals § Customary regulatory approvals (1) Based on MBCN stock price of $24.95 as of 5/25/22 (2) MBCN shareholders must approve amendments to the company’s Regulations that separate the positions of President and CEO 8

Summary of Assumptions and Transaction Impacts

Credit Mark	▪ Gross credit mark of ~1.5% of LBSI's loan portfolio
Cost Savings & Restructuring Charges	▪ Cost savings of approximately 33% of LBSI's expense base – Phased-in 75% in 2023, 100% thereafter ▪ Pre-tax deal-related charges of $7 million
Other Assumptions	▪ Core deposit intangible of 1.00% of non-time deposits, amortized using the sum-of-years digits (SYD) method over 10 years ▪ ~$3 million unrealized loss on AFS securities, accreted over ~5 years (already in target equity) ▪ Estimated closing in Q4 of 2022
Estimated Pro Forma Balance Sheet[(1)]	▪ $1.8 billion in total assets (~33% increase) ▪ $1.3 billion in total loans (~30% increase) ▪ $1.5 billion in total deposits (~32% increase)
Per Share Impact	▪ 5.6% projected accretion to MBCN's 2023 EPS, 9.5% projected accretion on a fully phased-in basis ▪ TBV per share dilution of ~3% earned back in ~3 years[(2)]
Estimated Pro Forma Capital Ratios	▪ TCE / TA Ratio 10.0% ▪ Tier 1 Leverage Ratio 10.5% ▪ Common Equity Tier 1 Ratio 13.3% ▪ Total Capital Ratio 14.9%

(1) As of 3/31/22; excludes purchase accounting and merger adjustments
(2) Assumes all one-time merger charges are booked at close

9

Comprehensive Due Diligence Completed § Comprehensive due diligence review of LBSI has been completed § Diligence review covered all functional areas, in addition to business strategies, clients, associates, and culture Due Diligence Scope of Review § Senior executives at MBCN and LBSI were involved in the due diligence process § Heightened diligence focus surrounding loan portfolio, credit administration, and origination pipeline Credit Asset Quality Human Resources Key Diligence Risk Management Deposits and Funding Legal / Regulatory / Compliance Focus Areas Finance and Accounting Market Strategy IT / Operations § In-depth review of credit files, underwriting methodology and policy Credit Review § Approximately 48% of the total loan portfolio and 100% of all NPAs were reviewed 10